Halcyon E. Skinner	hskinner@mcguirewoods.com
Direct: 904.798.2626	Direct Fax: 904.360.6324

October 19, 2010

VIA EDGAR
Matt S. McNair, Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Jacksonville Bancorp, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2010
File No. 000-30248

Dear Mr. McNair:

We are responding on behalf of our client, Jacksonville Bancorp, Inc. (the “Company”), to your letter to Mr. Donald E. Roller dated October 18, 2010.  Simultaneously with the submission of this letter, we are filing the Company’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

This letter, together with the Definitive Proxy Statement, responds to the comments in your letter dated October 18, 2010.   This letter repeats the comments from your letter of October 18, 2010, together with responses on behalf of the Company.

Preliminary Proxy Statement
Summary of Financial Analysis Performed by Ewing

1.
We note the statement on page 70 that JBI believed it was in full compliance with a regulatory Memorandum of Understanding (“MOU”) as of March 31, 2010.  Please disclose, where appropriate, whether JBI believes it is in full compliance with the MOU as of the most recent practicable date.  In addition, please disclose all material actions taken in response to the MOU.  Furthermore, add a risk factor addressing the risks associated with failing to comply with the MOU.

We have provided the requested disclosure in the Company’s Definitive Proxy Statement.  See pages 23 and 98-99 of the Definitive Proxy Statement.

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.  Any questions concerning this letter may be directed to the undersigned at (904) 798-2626.

Very truly yours,

/s/ Halcyon E. Skinner

Halcyon E. Skinner

cc:	Price W. Schwenck
Valerie A. Kendall